SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Southside Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $1.25 per share
(Title of Class of Securities)

84470P109

(CUSIP Number)

Saul Ortega
Chief Financial Officer
100 West Cano
P.O. Box 810
Edinburg, Texas 78540
(956) 380-8500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

April 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84470P109

1	NAMES OF REPORTING PERSONS: First National Bank Group, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	TIN: 74-2221690

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000,000

WITH	10	SHARED DISPOSITIVE POWER:

		1,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.25% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)
Based on 13,799,270, which represents 13,142,462 shares of common stock of Southside Bancshares, Inc. (“Southside”) issued and outstanding as of February 15, 2008, as set forth in the Southside’s Form 10-K Annual Report filed as of that date for the year ended December 31, 2007, plus a 5% common stock dividend declared on April 10, 2008.

CUSIP No.	84470P109

1	NAMES OF REPORTING PERSONS: First National Bank Group, Inc. Employee Stock Ownership Plan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	TIN: 74-2772237

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		60

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		60

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		60

WITH	10	SHARED DISPOSITIVE POWER:

		60

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	60

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.00% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	EP

(1)
Based on 13,799,270, which represents 13,142,462 shares of common stock of Southside issued and outstanding as of February 15, 2008, as set forth in the Southside’s Form 10-K Annual Report filed as of that date for the year ended December 31, 2007, plus a 5% common stock dividend declared on April 10, 2008.

CUSIP No.	84470P109

1	NAMES OF REPORTING PERSONS: Trustees of the First National Bank Group, Inc. Employee Stock Ownership Plan:

	• David O. Rogers, Jr. • Robert Gandy, III • Saul Ortega

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		60

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		60

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		60

WITH	10	SHARED DISPOSITIVE POWER:

		60

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	60

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.00% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)
Based on 13,799,270, which represents 13,142,462 shares of common stock of Southside issued and outstanding as of February 15, 2008, as set forth in the Southside’s Form 10-K Annual Report filed as of that date for the year ended December 31, 2007, plus a 5% common stock dividend declared on April 10, 2008.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $1.25 per share (“Common Stock”), of Southside Bancshares, Inc. (“Southside”), a Texas corporation. Southside’s principal executive office is located at 1201 Beckham, P.O. Box 1079, Tyler, Texas 75710.

This Amendment No. 1 to Schedule 13D is being filed by First National Bank Group, Inc. (“FNBG”), the First National Bank Group, Inc. Employee Stock Ownership Plan (“ESOP”) and David O. Rogers, Jr., Robert Gandy, III and Saul Ortega (individually referred to as the “Named Individuals”), not in their individual capacities, but in their capacity as trustees of the ESOP (referred to in their capacity as trustees as the “Trustees,” and referred to collectively with FNBG and the ESOP as the “Reporting Persons”), and amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 5, 2007. Except as otherwise expressly provided herein, all items of the Schedule 13D remained unchanged. FNBG and the ESOP are filing this Amendment No. 1 to Schedule 13D in connection with the disposition by FNBG and the ESOP of shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b), and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) As of April 18, 2008, FNBG was the beneficial owner of 1,000,000 shares of Common Stock (the “FNBG Shares”), representing approximately 7.25% of the outstanding shares of Common Stock (based on 13,799,270 shares of Common Stock issued and outstanding, which represents 13,142,462 shares of Common Stock issued and outstanding as of February 15, 2008, as set forth in Southside’s Form 10-K Annual Report filed as of that date for the year ended December 31, 2007, plus a 5% Common Stock dividend declared by Southside on April 10, 2008).

As of April 18, 2008, the ESOP was the beneficial owner of 60 shares of Common Stock (the “ESOP Shares”), representing approximately 0.00% (rounded) of the outstanding shares of Common Stock (based on 13,799,270 shares of Common Stock issued and outstanding, which represents 13,142,462 shares of Common Stock issued and outstanding as of February 15, 2008, as set forth in Southside’s Form 10-K Annual Report filed as of that date for the year ended December 31, 2007, plus a 5% Common Stock dividend declared by Southside on April 10, 2008).

Although not required to be included with this filing, as of April 18, 2008, certain of the Named Individuals own shares of Common Stock in their individual capacities that are not included in the FNBG Shares or ESOP Shares beneficially held by FNBG or the ESOP, as set forth in the table below:

Name	Shares Owned
David O. Rogers, Jr.	12
Robert Gandy, III	142.866
Michael V. McCarthy	200

(b) FNBG has sole voting power and sole dispositive power over the FNBG Shares, which represents 1,000,000 shares of Common Stock. David O. Rogers, Jr., Robert Gandy, III and Saul Ortega, as trustees of the ESOP, have voting power and dispositive power, individually and shared, of the ESOP Shares, and thus beneficially own the ESOP Shares, which represents 60 shares of Common Stock.

(c) Except for the open market transactions in shares of Common Stock set forth on Schedule A attached hereto, none of the Reporting Persons, nor, to the best of their knowledge, any of the Named Individuals, has effected any transaction in the Common Stock during the 60 days preceding the date of the event that required filing of this Amendment No. 1 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST NATIONAL BANK GROUP, INC.:

Date:	May 19, 2008	By:	/s/ Robert Gandy, III
Robert Gandy, III,
Chief Executive Officer, First National Bank Group, Inc.

FIRST NATIONAL BANK GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN:

Date:	May 19, 2008.	By:	/s/ Robert Gandy, III
Robert Gandy, III, not in his individual capacity but solely in his capacity as trustee of the First National Bank Group, Inc. Employee Stock Ownership Plan

Date:	May 19, 2008.	By:	/s/ David O. Rogers, Jr.
David O. Rogers, Jr., not in his individual capacity but solely in his capacity as trustee of the First National Bank Group, Inc. Employee Stock Ownership Plan

Date:	May 19, 2008.	By:	/s/ Saul Ortega
Saul Ortega, not in his individual capacity but solely in his capacity as trustee of the First National Bank Group, Inc. Employee Stock Ownership Plan

Schedule A

FNBG

Date of Transaction	Buy/Sell	Shares Involved	Price Per Share
April 15, 2008	Sell	6,800	$23.69
April 16, 2008	Sell	8,000	$23.39
April 17, 2008	Sell	27,700	$22.73
April 18, 2008	Sell	83,625	$22.44

Total		126,125

ESOP/Trustee

Date of Transaction	Buy/Sell	Shares Involved	Price Per Share
April 9, 2008	Sell	25,500	$21.95
April 10, 2008	Sell	25,799	$21.96
April 11, 2008	Sell	1,201	$21.95

Total		52,500